Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

VP Clinical and Medical Affairs Resignation

Brisbane, Australia. 12 November 2008: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced the resignation of Dr James Garner, Progen’s Vice President of Clinical and Medical Affairs.

Dr Garner was hired by the Company primarily to head the PI-88 clinical development efforts including the Phase 3 PATHWAY trial. Following the Company’s decision in July 2008 to terminate the PATHWAY trial, Dr Garner has managed the orderly wind-down of this trial as well as the re-initiation of two Phase 1 trials on Progen’s cell-proliferation compound PG-11047 and the planning of other clinical development activities associated with PG-11047 and the PG-500 series.

Dr Garner has now decided to pursue other opportunities. Dr Garner will be leaving the Company at the completion of his 4 week notice period.

“On behalf of the Board and the Progen staff, I want to thank James for his outstanding contributions to Progen,” said Justus Homburg, Chief Executive Officer.

Further information:

Linton Burns

Chief Operating Officer

Tel: +61 7 3842 3333

Email: lintonb@progen-pharma.com